FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

July 2, 2019

VIA EDGAR and Courier

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attn: Tabatha McCullom and Angela Connell

Re:	Athenex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 11, 2019
File No. 001-38112

Ladies and Gentlemen:

On behalf of Athenex, Inc. (the “Company”, “we,” and “our”), set forth below is the Company’s response to the comment letter dated June 26, 2019, provided by the staff of the Office of Healthcare & Insurance of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company regarding the Company’s response to the Staff’s initial comment letter regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”), filed on March 11, 2019.

For the Staff’s convenience, we have repeated the comment in full in the response below.

Please note that the Company is requesting confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, with respect to portions of this response that were previously granted confidential treatment by order of the Division of Corporation Finance. This response is being provided to the Staff in its entirety in hard copy under separate cover. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version delivered to the Staff, and the redactions are denoted in the EDGAR version by bracketed asterisks (“[*]”).

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

18. Revenue Recognition, page F-25

1. With respect to the fourth bullet to our comment four, you indicate that commercial development, sales milestones and future royalty payments are subject to the sales and usage-based royalty exception set forth in ASC 606-10-55-65. Please clarify the nature of the commercial development milestone payments and explain how you determined they were subject to the royalty exception. In your response, tell us whether, and if so, how these payments are contingent on the sales to or usage by the customer.

FOIA CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. §200.83

Thank you for your comment. The commercial development milestone payments are comprised of the following (in USD):

“Milestone Event”	Almirall Payment
1. [*]	$	[*]
2. [*]	$	[*]
3. [*]	$	[*]
4. [*]	$	[*]
5. [*]	$	[*]
6. [*]	$	[*]

For each of the commercial development milestones (“Milestone Events 1 through 6” above), the consideration in exchange for the license of our intellectual property is contingent on the customer’s subsequent sales to another commercial customer in specific territories. Consequently, the sales- or usage-based royalty exception set forth in ASC 606-10-55-65 would apply to the sales-based milestones as the consideration is contingent on the customer’s subsequent sales related to the underlying licensed intellectual property. Under the sales- or usage-based royalty exception, the Company recognizes revenue at the later of the following events occur: (a) the subsequent sale or usage occurs, or (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied). Upon execution of the license agreement, the promise to transfer the license of IP is satisfied, hence the performance obligation to which the commercial development milestones has been allocated was satisfied. Therefore, revenue will be recognized for the commercial development milestones as the underlying sales occur.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by telephone at +852 3708 1798 or by email at randollsze@athenex.com or Alexander McClean, our outside legal counsel, by telephone at (585) 231-1248 or by email at AMcClean@hselaw.com.

Very truly yours,

/s/ Randoll Sze
Randoll Sze
Chief Financial Officer
Athenex, Inc.

Cc:	Alexander McClean
Harter Secrest & Emery LLP

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